Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || DECEMBER 18, 2025

BIRKENSTOCK REPORTS fiscal 2025 revenue growth ahead of target, outperforming adjusted ebitda and earnings growth; sets Fiscal 2026 targets

Birkenstock Holding plc (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the fourth quarter and fiscal year ended September 30, 2025. The Company reports fiscal 2025 revenue growth of 16% and 18% on a constant currency basis, ahead of the Company's guidance of 15-17%, driven by strong consumer demand across all segments, channels and categories. Adjusted EBITDA margin for fiscal 2025 of 31.8% reached the high-end of the Company's guidance range of 31.3-31.8%, despite currency translation and tariff headwinds of 70 basis points for the fiscal year.

Financial highlights for the fiscal year ended September 30, 2025 (compared to the fiscal year ended September 30, 2024):

•
Revenue of EUR 2.1 billion, an increase of 16% on a reported basis and 18% in constant currency
•
Double-digit revenue growth across all segments; 15% on a reported basis (18% in constant currency) in the Americas, 14% in EMEA (reported and in constant currency) and 31% on a reported basis (34% in constant currency) in APAC
•
B2B revenue growth of 20% on a reported basis and 21% in constant currency
•
DTC revenue growth of 11% on a reported basis and 12% in constant currency
•
Gross profit margin of 59.1%, up 30 basis points from 58.8% in fiscal 2024 due to sales price adjustments (net of input costs) and better absorption of manufacturing capacity, partly offset by channel mix, unfavorable currency translation (30 basis points), and incremental U.S. tariffs (30 basis points)
•
Net profit of EUR 348 million, up 82% from EUR 192 million; EPS of EUR 1.87, up 83% from EUR 1.02
•
Adjusted Net profit of EUR 346 million, up 44% from EUR 240 million; Adjusted EPS of EUR 1.85, up 45% from EUR 1.28
•
Adjusted EBITDA of EUR 667 million, up 20% year-over-year; Adjusted EBITDA margin of 31.8%, up 100 basis points from 30.8% a year ago, due to sales price adjustments (net of input costs) and better absorption of manufacturing capacity, partly offset by unfavorable currency translation (40 basis points) and incremental U.S. tariffs (30 basis points)
•
Cash flows from operating activities of EUR 384 million; operating cash flow was down EUR 44 million year-over-year, primarily due to the timing of tax payments and changes in working capital
•
Net leverage declined to 1.5x as of September 30, 2025, down from 1.8x as of September 30, 2024
•
The Company repurchased and cancelled 3.9 million shares on May 30, 2025 for EUR 176 million, reducing average shares outstanding for the fiscal year by 1.1 million; shares outstanding at September 30, 2025 totaled 183.9 million, down 3.9 million from September 30, 2024

Financial highlights for the fourth quarter ended September 30, 2025 (compared to the fourth quarter ended September 30, 2024):

•
Revenue of EUR 526 million, an increase of 15% on a reported basis and 20% in constant currency
•
Double-digit revenue growth across all segments: 11% in the Americas (18% in constant currency), 16% in EMEA (17% in constant currency) and 33% in APAC (38% in constant currency)
•
B2B revenue growth of 22% (26% in constant currency) and DTC revenue growth of 8% (12% in constant currency)
•
Gross profit margin of 58.1%, down 90 basis points from the fourth quarter of 2024 mainly driven by the impact of currency translation (120 basis points) and incremental U.S. tariffs (100 basis points)
•
Net profit of EUR 94 million, up 79% year-over-year; EPS of EUR 0.51, up 83% from EUR 0.28 in the fourth quarter of 2024; adjusted net profit was up 71% and Adjusted EPS up 76% year-over-year
•
Adjusted EBITDA of EUR 147 million, up 17% year-over-year
•
Adjusted EBITDA margin of 27.8%, up 40 basis points year-over-year despite the impact of currency translation (140 basis points) and incremental U.S. tariffs (100 basis points)
•
The Company made an early repayment of the USD Term Loan of $50 million in September

Guidance for the fiscal year ending September 30, 2026 (compared to the fiscal year ended September 30, 2025, unless otherwise stated):

•
Revenue growth in constant currency of 13-15%, translating into reported revenue of EUR 2.30-2.35 billion, growth of 10-12%; currency translation headwind of approximately 300-350 basis points (at current exchange rates)
•
Gross profit margin of 57.0-57.5%, inclusive of approximately 100 basis points of headwind from currency translation and 100 basis points from incremental tariffs
•
Adjusted EBITDA of at least EUR 700 million, implying Adjusted EBITDA margin of 30.0-30.5%, inclusive of approximately 100 basis points of

2	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

headwind from currency translation and 100 basis points from incremental tariffs
•
Effective tax rate of 26-28%
•
Adjusted EPS in the range of EUR 1.90-2.05, inclusive of approximately EUR 0.15-0.20 per share impact from currency translation, but excluding the impact of potential share repurchases
•
Capital Expenditures in a range of EUR 110-130 million
•
The Company intends to repurchase shares for total consideration of USD 200 million during fiscal 2026, subject to market conditions
•
Targeted net leverage ratio at September 30, 2026 of 1.3-1.4x, excluding potential share repurchases
•
We expect to open approximately 40 new own-retail stores globally in fiscal 2026

Oliver Reichert, CEO of BIRKENSTOCK and Member of the Board of Directors of the Company: “We are proud to be reporting very strong fiscal 2025 results, with constant currency revenue growth coming in ahead of our target at 18% and Adjusted EBITDA margin at the high end of our guidance range. Once again, the BIRKENSTOCK team executed very well and our brand continues to stand out with consumers. We continue to take share at key wholesale partners who view our brand as a "must-have". In fiscal 2025, we reached record revenues of EUR 2.1 billion and grew strong double-digits in every segment. We are delivering on white-spaces as promised with closed-toe share of business up 500 basis points to 38%, we opened 30 net new own-retail stores, bringing our total to 97, and APAC share of business increased 120 basis points to 11%. As we look forward into fiscal 2026, we see a continuation of the strong consumer demand and double-digit growth. Our growth is currently only limited globally by our production capacity and desire to maintain scarcity; consumer demand remains robust globally."

Fiscal 2025 results demonstrate resilient consumer demand for BIRKENSTOCK products

BIRKENSTOCK reports fiscal 2025 revenue of EUR 2.1 billion, up 16% compared to fiscal 2024 on a reported basis and up 18% in constant currency. Revenue growth was supported by 12% unit growth and 5% constant currency growth in Average Selling Price (ASP). ASP benefited from product mix and targeted price actions. Closed-toe shoes continue to outpace the growth of sandals, contributing to the higher ASP. Closed-toe share of revenue increased 500 basis points year-over-year to reach 38% for the full fiscal year.

B2B revenue grew 20% on a reported basis and 21% in constant currency, supported by strong demand and sell-through at key partners. The majority of this growth came from within existing doors driven by an expanded assortment of BIRKENSTOCK styles and very strong full-price sell-through at key partners. DTC revenue was up 11% on a reported basis and 12% in constant currency. The Company further amplified its own-store footprint with the addition of 30 new own stores during fiscal 2025, bringing the total number of own retail stores to 97 at year-end.

Double-digit revenue growth in all segments

In the Americas segment, BIRKENSTOCK delivered fiscal 2025 revenue growth of 15% on a reported basis and 18% in constant currency. The strong double-digit growth was led by the B2B channel, where the Company continues to take share with key partners. The

3	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Company opened six new own-stores in fiscal 2025, bringing the total number of own stores in the Americas segment to 14.

Revenue in EMEA grew 14% in fiscal 2025 on a reported basis and in constant currency. Similar to Americas, the B2B channel led the growth in EMEA. The Company opened eight new own-stores in fiscal 2025 (net), bringing total stores in the EMEA segment to 42.

In the APAC segment, BIRKENSTOCK achieved revenue growth of 31% on a reported basis and 34% on a constant currency basis in fiscal 2025. The Company opened 16 new own-stores, bringing the total in APAC to 41. Additionally, the Company grew its mono-brand partner stores by over 15% year-over-year.

Investing in production capacity to meet consumer demand

BIRKENSTOCK invested approximately EUR 85 million in capital expenditures in fiscal 2025, primarily to expand production capacity.

BIRKENSTOCK ended the fiscal year with cash and cash equivalents of EUR 329 million and net leverage of 1.5x as of September 30, 2025 compared to 1.8x at September 30, 2024. The Company repurchased EUR 176 million in shares during the fiscal year. Without the share repurchase, net leverage would have been 1.2x.

4	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Annual Report

The Company's Annual Report for the year ended September 30, 2025 on Form 20-F, which has been filed with the United States Securities and Exchange Commission, has been posted or otherwise made available to shareholders. The documents are available to view on the Company's website at https://www.birkenstock-holding.com/financials#sec_filings. The Company will provide a hard copy of its Annual Report on Form 20-F (including the Company's audited financial statements) to its shareholders free of charge upon request. Requests should be directed to ir@birkenstock-holding.com

Conference call information

BIRKENSTOCK will host a webcast to discuss fiscal fourth quarter 2025 and full fiscal year 2025 results on December 18, 2025, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). The webcast will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the event, please register via the general audience webcast link Birkenstock Fourth Quarter and Full Fiscal Year 2025 Results - Events Platform - Q4. Covering analysts who wish to participate in the live Q&A session are required to pre-register. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

5	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2026 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

6	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue growth, Adjusted EPS (Basic/Diluted), Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

In addition, we also present ASP growth on a constant currency basis. We define constant currency
ASP as ASP excluding the effect of foreign exchange rate movements and use constant currency ASP to determine constant currency ASP growth on a comparative basis. Constant currency ASP is calculated by translating the current period foreign currency ASP using the prior period exchange rate. Constant currency
ASP growth is calculated by determining the increase in current period ASP as compared to the prior period
ASP, where current period foreign currency ASP is translated using prior period exchange rates. We believe that presenting ASP growth on a constant currency basis offers valuable insight to both management and investors by isolating the Company’s operational performance from foreign exchange rate fluctuations, which are beyond the Company’s control.

7	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Three months ended September 30,		Year ended September 30,
	2025	2024	2025	2024
Revenue	526,338	455,764	2,097,429	1,804,690
Cost of sales	(220,318)	(187,040)	(857,723)	(744,013)
Gross profit	306,020	268,724	1,239,706	1,060,677
Selling and distribution expenses	(156,239)	(141,298)	(563,666)	(507,122)
General and administrative expenses	(35,648)	(31,690)	(125,159)	(113,444)
Foreign exchange gain (loss)	(2,159)	1,654	(1,953)	(19,641)
Other income (expense), net	236	139	616	612
Profit from operations	112,210	97,529	549,544	421,082
Finance cost, net	(10,872)	(19,283)	(79,564)	(127,300)
Profit before tax	101,338	78,246	469,980	293,782
Income tax expense	(7,471)	(25,781)	(121,653)	(102,180)
Net profit	93,867	52,465	348,327	191,602

Earnings per share
Basic	0.51	0.28	1.87	1.02
Diluted	0.51	0.28	1.87	1.02
Shares	183,906,056	187,829,202	186,507,512	187,599,357

8	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Birkenstock Holding plc

Condensed Consolidated Statements of Financial Position

(In thousands of Euros)

	September 30,	September 30,
	2025	2024
Assets
Non-current assets
Goodwill	1,512,270	1,554,621
Intangible assets (other than goodwill)	1,577,248	1,639,393
Property, plant and equipment	357,496	318,843
Right-of-use assets	179,762	171,334
Deferred tax assets	11,556	117
Other assets	28,425	37,351
Total non-current assets	3,666,757	3,721,659
Current assets
Inventories	704,417	624,807
Trade and other receivables	160,245	114,302
Current tax assets	6,544	11,263
Other current assets	75,090	57,065
Cash and cash equivalents	329,067	355,843
Total current assets	1,275,363	1,163,280
Total assets	4,942,120	4,884,939
Shareholders' equity and liabilities
Shareholders' equity	2,722,726	2,625,019
Non-current liabilities
Loans and borrowings	1,128,010	1,169,965
Tax receivable agreement liability	302,400	344,590
Lease liabilities	149,338	143,199
Other provisions	4,413	4,867
Deferred tax liabilities	163,429	131,003
Deferred income	13,657	13,737
Other liabilities	4,477	4,666
Total non-current liabilities	1,765,724	1,812,027
Current liabilities
Loans and borrowings	17,133	24,670
Tax receivable agreement liability	54,364	15,300
Lease liabilities	43,581	40,874
Trade and other payables	136,003	136,280
Accrued liabilities	32,222	29,411
Other financial liabilities	4,202	3,971
Other provisions	36,338	31,164
Contract liabilities	6,195	7,999
Tax liabilities	106,958	144,730
Other current liabilities	16,674	13,494
Total current liabilities	453,670	447,893
Total liabilities	2,219,394	2,259,920
Total shareholders' equity and liabilities	4,942,120	4,884,939

9	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Three months ended September 30,		Year ended September 30,
	2025	2024	2025	2024
Net profit (loss)	93,867	52,465	348,327	191,602
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation and amortization	31,785	29,098	113,539	101,291
Loss on disposal of property, plant and equipment	323	209	413	229
Change in expected credit loss	(61)	(299)	1,720	(839)
Finance cost, net	10,872	19,283	79,564	127,300
Net exchange differences	7,227	(14,125)	5,352	7,170
Non-cash operating items	-	820	189	2,813
Income tax expense	7,471	25,781	121,653	102,180
Income tax paid	(9,093)	(6,188)	(132,828)	(14,960)
MIP personal income tax paid / reimbursement, net	-	11,587	-	161
Changes in Working capital:	11,194	23,957	(153,629)	(88,246)
- Inventories	(27,453)	(18,100)	(89,076)	(47,959)
- Right to return assets	575	856	(24)	(335)
- Trade and other receivables	81,080	70,440	(58,331)	(27,451)
- Trade and other payables	(25,046)	(11,714)	(576)	12,506
- Accrued liabilities	(26)	(5,026)	3,138	(8,366)
- Other current financial liabilities	142	843	567	1,962
- Other current provision	8,929	950	5,569	(4,902)
- Contract liabilities	(3,678)	(2,173)	(1,822)	1,157
- Prepayments	(2,467)	(3,992)	(4,068)	(8,389)
- Other current financial assets	-	(4,553)	-	(4,553)
- Other	(20,862)	(3,574)	(9,006)	(1,916)
Net cash flows provided by operating activities	153,585	142,588	384,300	428,701
Interest received net of taxes withheld	1,128	2,846	5,445	6,347
Purchases of property, plant and equipment	(22,635)	(15,909)	(76,727)	(65,434)
Purchases of intangible assets	(429)	(2,336)	(8,228)	(8,466)
Proceeds from sale of property, plant and equipment	56	18	92	18
Initial direct costs of right-of-use assets	-	-	(1,430)	-
Receipt of government grant	-	-	1,888	8,739
Net cash flows (used in) investing activities	(21,880)	(15,381)	(78,960)	(58,796)
IPO Proceeds, net of transaction costs	-	-	-	449,214
Repurchase of ordinary shares	-	-	(176,382)	-
Repayment of loans and borrowings, net	(44,060)	(135,460)	(50,137)	(661,508)
Payment of transaction costs related to refinancing	-	(5,463)	(250)	(5,463)
Interest paid	(6,597)	(16,501)	(51,668)	(90,093)
Payments of lease liabilities	(11,207)	(12,332)	(42,719)	(37,793)
Interest portion of lease liabilities	(2,176)	(3,366)	(8,996)	(9,402)
Net cash flows (used in) financing activities	(64,040)	(173,122)	(330,152)	(355,045)
Net increase (decrease) in cash and cash equivalents	67,665	(45,915)	(24,812)	14,860
Cash and cash equivalents at beginning of period	261,834	404,347	355,843	344,407
Net foreign exchange difference	(432)	(2,588)	(1,964)	(3,424)
Cash and cash equivalents at end of period	329,067	355,843	329,067	355,843

10	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Birkenstock Holding plc

Reconciliation of Revenue to Constant Currency Revenue

(In thousands of Euros, unless otherwise stated)

	Three months ended September 30,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	293,248	240,194	22%	26%
DTC	231,684	214,895	8%	12%
Corporate / Other	1,406	675	108%	108%
Total Revenue	526,338	455,764	15%	20%
Americas	250,182	225,346	11%	18%
EMEA	211,023	181,796	16%	17%
APAC	63,727	47,947	33%	38%
Corporate / Other	1,406	675	108%	108%
Total Revenue	526,338	455,764	15%	20%

	Year ended September 30,			Constant Currency Growth [%]
	2025	2024	Growth [%]
B2B	1,297,933	1,083,721	20%	21%
DTC	794,797	716,687	11%	12%
Corporate / Other	4,699	4,282	10%	10%
Total Revenue	2,097,429	1,804,690	16%	18%
Americas	1,085,672	943,710	15%	18%
EMEA	785,230	687,891	14%	14%
APAC	221,828	168,807	31%	34%
Corporate / Other	4,699	4,282	10%	10%
Total Revenue	2,097,429	1,804,690	16%	18%

	Three months ended September 30,		Year ended September 30,
	2025	2024	2025	2024
Total Revenue	526,338	455,764	2,097,429	1,804,690
USD impact	14,255	979	20,074	10,209
CAD impact	1,471	211	4,738	1,935
Other currencies impact	3,083	60	2,955	2,872
Total Revenue @ constant currencies	545,146	457,013	2,125,195	1,819,706
Revenue growth @ constant currencies	20%	22%	18%	22%

11	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(In thousands of Euros, except share and per share information)

	Three months ended September 30,		Year ended September 30,
	2025	2024	2025	2024
Net profit (loss)	93,867	52,465	348,327	191,602
Add (Less) Adjustments:
Share-based compensation expenses(1)	-	-	-	3,591
IPO-related costs(2)	-	-	-	7,460
Secondary offering related costs(3)	149	-	1,695	1,890
Acquisition-related transaction costs(4)	259	-	259	-
Realized and unrealized FX (gain) loss(5)	2,159	(1,654)	1,953	19,641
Release of capitalized transaction costs(6)	-	-	-	26,858
Tax adjustment(7)	(2,721)	3,916	(6,541)	(10,711)
Adjusted Net profit (loss)	93,713	54,727	345,693	240,331
Adj. Earnings per share
Basic	0.51	0.29	1.85	1.28
Diluted	0.51	0.29	1.85	1.28

Shares	183,906,056	187,829,202	186,507,512	187,599,357

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024, and on May 30, 2025.

(4) Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(6) Represents the effect of reversing capitalized transaction costs of the Original USD Term Loan due to its early repayment of USD 450 million in the first quarter ended December 31, 2023 and the subsequent impact on finance costs.

(7) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

12	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(In thousands of Euros)

	Three months ended September 30,		Year ended September 30,
	2025	2024	2025	2024
Net profit (loss)	93,867	52,465	348,327	191,602
Add:
Income tax expense	7,471	25,781	121,653	102,180
Finance cost, net	10,872	19,283	79,564	127,300
Depreciation and amortization	31,785	29,098	113,539	101,291
EBITDA	143,995	126,627	663,083	522,373
Add Adjustments:
Share-based compensation expenses(1)	-	-	-	3,591
IPO-related costs(2)	-	-	-	7,460
Secondary offering related costs(3)	149	-	1,695	1,890
Acquisition-related transaction costs(4)	259	-	259	-
Realized and unrealized FX (gain) loss(5)	2,159	(1,654)	1,953	19,641
Adjusted EBITDA	146,562	124,973	666,990	554,955

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024, and on May 30, 2025.

(4) Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(In thousands of Euros, unless otherwise stated)

	September 30,		September 30,
	2025		2024
Loans and borrowings (Non-current)	1,128,010		1,169,965
+ USD Term Loan (Current)	5,090		7,890
+ Lease liabilities (Non-current)	149,338		143,199
+ Lease liabilities (Current)	43,581		40,874
- Cash and cash equivalents	(329,067)		(355,843)
Net debt	996,952		1,006,085
Adjusted EBITDA (LTM)	666,990		554,955
Net leverage	1.5	x	1.8	x

13	BIRKENSTOCK HOLDING PLC || press release || DECEMBER 18, 2025